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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                       FOR THE MONTH ENDED MARCH 31, 2002

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                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
             (Exact name of Registrant as specified in its Charter)

                           LATIN AMERICAN EXPORT BANK
                 (Translation of Registrant's Name into English)

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                        Calle 50 y Aquilino de la Guardia
                                 Apartado 6-1497
                             El Dorado, Panama City
                               Republic of Panama
              (Address of Registrant's Principal Executive Offices)

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                       (Indicate by check mark whether the
                          registrant files or will file
                          annual reports under cover of
                            Form 20-F or Form 40-F).

                          Form 20-F  x     Form 40-F
                                    ---              ---

                       (Indicate by check mark whether the
                          registrant by furnishing the
                       information contained in this Form
                         is also thereby furnishing the
         information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).


                                Yes        No  x
                                    ---       ---

     If "Yes" is marked, indicate below the file assigned to the registrant in connection with Rule 12g-3-2(b): 82-____

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         March 18, 2002

                                    BANCO LATINOAMERCIANO DE EXPORTACIONES, S.A.


                                             By:/s/   Pedro Toll
                                                -------------------------------
                                                      Pedro Toll
                                                      General Manager

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                                INDEX OF EXHIBITS

Exhibit 99.(I)   -  Cover Letter to Common Stockholders of Banco Latinoamericano
                    de Exportaciones, S.A., dated March 14, 2002

Exhibit 99.(II)  -  Notice  of  Annual   Meeting   of   Stockholders   of  Banco
                    Latinoamericano de Exportaciones, S.A., dated March 14, 2002

Exhibit 99.(III) -  Proxy  Statement for XXV Annual Meeting of  Stockholders  of
                    Banco Latinoamericano de Exportaciones, S.A. to be held on April 16, 2002

Exhibit 99.(IV)  -  Proxy Card for holders of Class E Shares

Exhibit 99.(V)   -  Proxy Card for holders of Class A Shares and Class B Shares